Exhibit 12.1

Federal Home Loan Bank of Seattle

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the three months ended March 31, 2006 and the five years ended December 31, 2005.

Computation of Earnings to Fixed Charges

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2006	2005		2004	2003	2002	2001
	(dollars in thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$10,888	$2,512		$112,591	$195,686	$200,187	$245,674
Fixed charges	559,636	1,865,428		1,518,087	1,365,595	1,421,910	1,989,325

Earnings available for fixed charges	$570,524	$1,867,940		$1,630,678	$1,561,281	$1,622,097	$2,234,999

Fixed charges:
Interest expense on consolidated obligations	$548,020	$1,822,266		$1,502,956	$1,346,725	$1,390,605	$1,925,378
Interest expense on deposits and other borrowings	11,537	41,863		14,387	18,408	30,848	63,547
Interest portion of rental expense	79	1,299	*	764	462	457	400

Fixed charges	$559,636	$1,865,428		$1,518,087	$1,365,595	$1,421,910	$1,989,325

Ratio of earnings to fixed charges	1.02	1.00		1.07	1.14	1.14	1.12

*	The interest portion of rental expense for 2005 does not include $5.4 million of a one-time write-off of lease abandonment costs.